Exhibit 99.1

Moolec Science Announces Capital Raise

With Strategic Investors For ~US$30 Million

Luxembourg. October 17, 2023 - Moolec Science SA (NASDAQ: MLEC; “Company”; “Moolec’’), a science-based food ingredient company, announced today that it has entered into agreements to issue a convertible note due 2026 to Grupo Insud (“Insud”) in a principal amount of approximately US$21 million (the “Insud Convertible Note”) with a strike price of US$6.00 per share. The Insud Convertible Note will be issued against a cash payment of US$10 million and in-kind contributions to be made by Insud to Moolec. In-kind contributions include credits to access Insud’s state-of-the-art industrial capabilities, operational services, and the incorporation of Joint Venture participation, started with Moolec in 2021. At maturity, Moolec will hold the option to deliver ordinary shares, cash, or a combination of cash and ordinary shares.

This transaction follows Moolec’s previous announcement that it entered into a Memorandum of Understanding with Bioceres Crop Solutions (NASDAQ: BIOX; “BIOX”) that secures the supply of approximately 15,000 tons of HB4® soybeans (the “BIOX Supply Agreement”) that may be upsized for a similar volume. The BIOX Supply Agreement will be paid through the issuance of a convertible note (the “BIOX Convertible Note’’ and together with the Insud Convertible Note, the “Convertible Notes”) on arms-length terms to the Insud Convertible Note.

Under the BIOX Supply Agreement, Bioceres Crop Solutions will engage with Generation HB4® farmers to source and deliver to Moolec soybeans with a sustainability-linked premium, which are produced under regenerative agricultural practices, minimizing water, carbon, and chemical footprints. The Generation HB4® program is an identity-preserved farming program that utilizes HB4® drought-tolerance technology to enable soybean-wheat crop rotations and improve agricultural sustainability.

Together, the Convertible Notes total approximately US$30 million of cash and in-kind contributions that include soybean inventories, operational services, and the acquisition of Joint Venture equity.

“We are thrilled to announce these agreements, which highlight the importance of incorporating strategic players as shareholders. We are very proud to count with Insud, a biotech leader in life sciences industries, and Bioceres Crop Solutions, a top-notch ag-biotech player, as key partners for the upcoming stages of the Company’s development,” said Gastón Paladini, Moolec’s Chief Executive Officer. “We all share the common purpose to redefine the way we produce animal-based food, for good and for all. These engagements reinforce our vision and our shareholders’ long-term commitments, while motivating Moolec´s Team to achieve the milestones to come,” concluded the CEO.

“We are proud to support Moolec with this transaction and throttle the evolution of its pipeline to bolster Moolec as a technology leader in the food industry. Our constant pursuit of excellence and innovation drives our partnership policies, not only by providing funding but also by offering our experience as an innovative company in the biotechnology space. It is Insud’s purpose to foster new and better ways of improving people’s lives” said Manuel Sobrado, Executive Director of Grupo Insud in Argentina.

“This capital raise strengthens our financial position and allows us to accelerate our business model in a challenging financial market. The notes provide healthy optionality for Moolec to convert into common shares or cash in three years’ time,” said José López Lecube, Moolec’s Chief Financial Officer. “Cash proceeds will be used to continue funding key R&D projects and in-kind contributions will secure the needed working capital to ramp up our commercialization plan and product development initiatives,” he added.

About the Convertible Notes

The Insud Convertible Note will mature in 36 months after they are issued, will initially accrue interest 10.0% p.a. and include a “payment-in-kind” feature. If the trading price of Moolec’s ordinary shares exceeds the strike price of US$6.00 per ordinary share (the “Strike Price”) for 10 trading days, Insud will have the option to exercise the early conversion option pursuant to which the principal amount outstanding under the Insud Note may be converted into ordinary shares of Moolec at the Strike Price. The Strike Price represents a premium of approximately 100% of the 20-day VWAP of Moolec’s ordinary shares. At maturity, Moolec has the option to convert the principal amount outstanding under the Insud Note into ordinary shares. In connection with Insud’s early conversion option and Moolec’s optional conversion at maturity, Moolec may deliver ordinary shares, cash, or a combination of cash and ordinary shares to Insud. The in-kind contributions to be made by Insud to Moolec are subject to the completion of an independent appraisal procedure in accordance with Luxembourg law. The BIOX Convertible Note is expected to be issued on substantially similar terms as the Insud Convertible Note.

About Moolec Science SA

Moolec is a science-based ingredient company leader in the use of Molecular Farming technology for food. The Company’s mission is to create unique food ingredients by engineering plants with animal protein genes. Its purpose is to redefine the way the world produces animal-based food, for good and for all. The Company’s technological approach aims to have the cost structure of plant-based solutions with the organoleptic properties and functionality of animal-based ones. Moolec’s technology has been under development for more than a decade and is known for pioneering the production of a bovine protein in a crop for the food industry. The Company’s product portfolio and pipeline leverages the agronomic efficiency of broadly used target crops, like soybean, pea, and safflower. Recently, Moolec acquired plant-based ingredient capabilities to consolidate its Molecular Farming Technology. Moolec has a growing international patent portfolio (25, both granted and pending) for its Molecular Farming technology. The Company is run by a diverse team of Ph.Ds and Food Insiders, and operates in the United States, Europe, and South America.

About Grupo Insud

Grupo Insud is a global company focused on innovation, sustainability, and development in different industries such as pharma, agribusiness, and renewable energy. With operations in over 40 countries and more than 8,000 people committed to pursue excellence and undertake new challenges.

About Bioceres Crop Solutions Corp.

Bioceres Crop Solutions Corp. (NASDAQ: BIOX) is a leader in the development and commercialization of productivity solutions designed to regenerate agricultural ecosystems while making crops more resilient to climate change. To do this, Bioceres’ solutions create economic incentives for farmers and other stakeholders to adopt environmentally friendlier production practices. The company has a unique biotech platform with high-impact, patented technologies for seeds and microbial ag-inputs, as well as next generation Crop Nutrition and Protection solutions. Through its HB4® program, the Company is bringing digital solutions to support growers’ decisions and provide end-to-end traceability for production outputs.

Forward-Looking Statements

This press release contains “forward-looking statements.” Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements with respect to performance, prospects, revenues, and other aspects of the business of Moolec are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors, about which we cannot be certain. We cannot assure you that the forward-looking statements in this press release will prove accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, changes in applicable laws or regulations, the possibility that Moolec may be adversely affected by economic, business and/or other competitive factors, costs related to the scaling up of Moolec’s business and other risks and uncertainties, including those included under the header “Risk Factors” in the Moolec’ Annual Report on Form 20-Filled with the U.S. Securities and Exchange Commission (“SEC”), as well as Moolec’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Accordingly, you should not put undue reliance on these statements.

Moolec Media Contact

●	Catalina Jones - comms@moolecscience.com

Moolec Investor Contacts

●	Martín Taraciuk - ir@moolecscience.com
●	Michael Bowen, ICR, LLC - MoolecIR@icrinc.com

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